Mail Stop 6010   January 11, 2007

Scottish Re Group Limited
P.O. Box HM 2939
Crown House, 2nd Floor
4 Par-a-Ville Road
Hamilton HM 08, Bermuda
Attn: Nathan Gemmitti

Re: **Scottish Re Group Limited**
        Preliminary proxy statement filed January 9, 2007
        File No. 1-16855

Dear Mr. Gemmitti:

        This is to advise you that we have monitored the subject filing solely with respect
to the issue raised in the following comment.

        We note that you are seeking approval of an increase in your authorized ordinary
        shares that exceeds the number of shares that would be issued upon conversion of
        the convertible securities you plan to sell in the transaction for which you seek
        separate shareholder approval in the proxy statement. Do you have any plans,
        agreements, arrangements or understandings to issue any of these additional
        shares? If not, so state in the proxy statement. If you do, please provide
        disclosure concerning each additional transaction or series of transactions.

        As appropriate, please amend your filing in response to this comment. If you
disagree, we will consider your explanation as to why a comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation.

        Any questions should be directed to Michael Reedich, Special Counsel, at (202)
551-3612.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director